Exhibit 4.1

EXECUTION VERSION

AMENDED AND RESTATED DIVIDEND REINVESTMENT PLAN

OF

STELLUS PRIVATE CREDIT BDC

Stellus Private Credit BDC, a Delaware statutory trust (the “Company”), has adopted the following plan (the “Plan”), to be administered by Broadridge Corporate Issuer Solutions, Inc. and its affiliates (the “Plan Administrator”), with respect to dividends and other distributions declared by its Board of Trustees (the “Board of Trustees”) on common shares of beneficial interest of the Company, par value $0.01 per share (the “Common Shares”).

Stockholders who do not wish to participate in the Plan must “opt out” of the Plan. A stockholder may elect to “opt out” of the Plan, pursuant to the procedures outlined in paragraph 8 below, with respect to all of such stockholder’s Common Shares or only a portion of such Common Shares so specified in the stockholder’s subscription agreement relating to the Common Shares. A stockholder who participates in the Plan by not opting out of the Plan (each a “Participant”) will be subject to the terms below.

1.            All cash dividends or other distributions hereafter declared by the Board of Trustees, net of any applicable withholding tax, shall be automatically reinvested in additional shares of Common Shares, and no action shall be required on such Participant’s part to receive a distribution in Common Shares.

2.            Such distributions shall be payable on such date or dates as may be fixed from time to time by the Board of Trustees to stockholders of record at the close of business on the record date established by the Board of Trustees for the distribution involved.

3.            The Board of Trustees will use newly issued shares of Common Shares to implement the Plan issued at a net asset value per share determined as of the valuation date fixed by the Board of Trustees for such dividend or distribution. The number of shares of Common Shares to be issued to a Participant prior to the pricing of an initial public offering of the Common Shares or an Exchange Listing would be determined by dividing the total dollar amount of the dividend or distribution payable to such Participant by the net asset value per share.

4.            The Plan Administrator shall establish an account for shares of Common Shares acquired pursuant to the Plan for each Participant. The Plan Administrator shall hold each Participant’s shares of Common Shares, together with the shares of Common Shares of other Participants, in non-certificated form. The Plan Administrator shall not issue share certificates to any Participant.

5.            The Plan Administrator shall confirm to each Participant each acquisition made pursuant to the Plan as soon as practicable but not later than 30 business days after the payable date. Each Participant may from time to time have an undivided fractional interest (computed to three decimal places) in a share of Common Shares, and distributions on fractional shares shall be credited to each Participant’s account. In the event of termination of a Participant’s account under the Plan, the Plan Administrator shall adjust for any such undivided fractional interest in cash at the time of termination.

6.            In the event that the Company makes available to its stockholders rights to purchase additional shares of Common Shares or other securities, the Common Shares held by the Plan Administrator for each Participant under the Plan shall be added to any other shares of Common Shares held by the Participant in calculating the number of rights to be issued to the Participant. Transaction processing may be either curtailed or suspended until the completion of any stock dividend, stock split or corporate action.

7.            The Plan Administrator’s service fee and expenses for administering the Plan shall be paid for by the Company. There will be no brokerage charges or other charges to Participants.

8.            Each Participant may elect to receive the entirety or a portion of such distribution in cash by notifying the Plan Administrator and our transfer agent and registrar in writing so that such notice is received by the Plan Administrator no later than five (5) business days prior to the record date for such distribution to stockholders. Those Participants who hold shares through a broker or other financial intermediary may receive distributions in cash by notifying their broker or other financial intermediary of their election no later than five (5) business days prior to the record date for such distribution to stockholders. Such election shall remain in effect until the Participant shall notify the Plan Administrator and our transfer agent and registrar in writing of such Participant’s desire to change its election, so that such notice is received by the Plan Administrator no later than five (5) business days prior to the record date fixed by the Board of Trustees for the first distribution for which such stockholder wishes its new election to take effect.

9.            Each Participant may terminate the Participant’s account under the Plan by so notifying the Plan Administrator by submitting a letter of instruction terminating the Participant’s account under the Plan to the Plan Administrator. Such termination shall be effective immediately if the Participant’s notice is received by the Plan Administrator at least three (3) days prior to any distribution date; otherwise, such termination shall be effective only with respect to any subsequent distribution. The Plan may be terminated or amended by the Company upon notice in writing mailed to each Participant at least 30 days prior to any record date for the payment of any dividend by the Company. Upon any termination, the Plan Administrator shall cause shares of Common Shares held for the Participant under the Plan to be delivered to the Participant.

10.            These terms and conditions may be amended or supplemented by the Company at any time by mailing to each Participant appropriate written notice at least 30 days prior to the effective date thereof. The amendment or supplement shall be deemed to be accepted by each Participant unless, prior to the effective date thereof, the Plan Administrator receives written notice of the termination of the Participant’s account under the Plan. Any such amendment may include an appointment by the Plan Administrator in its place and stead of a successor agent under these terms and conditions, with full power and authority to perform all or any of the acts to be performed by the Plan Administrator under these terms and conditions. Upon any such appointment of any agent for the purpose of receiving distributions, the Company shall be authorized to pay to such successor agent, for each Participant’s account, all distributions payable on shares of Common Shares held in the Participant’s name or under the Plan for retention or application by such successor agent as provided in these terms and conditions.

11.            The Plan Administrator shall at all times act in good faith and use its best efforts within reasonable limits to ensure its full and timely performance of all services to be performed by it with respect to purchases and sales of the Common Shares under this Plan and to comply with applicable law, but assumes no responsibility and shall not be liable for loss or damage due to errors unless such error is caused by the Plan Administrator’s negligence, bad faith or willful misconduct or that of its employees or agents.

12.            These terms and conditions shall be governed by the laws of the State of Delaware.

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